EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2010	2009	2010	2009
Fixed Charges:
Interest expense	$148	$131	$454	$392
Capitalized interest	1	2	3	7
Portion of rental expense which represents interest factor	64	23	161	68

Total Fixed Charges	$213	$156	$618	$467

Earnings Available for Fixed Charges:
Pre-tax income	$328	$158	$638	$433
Distributed equity income of affiliated companies	—	3	17	8
Add: Fixed charges	213	156	618	467
Less: Capitalized interest	(1)	(2)	(3)	(7)
Less: Net income-noncontrolling interests	(6)	(6)	(23)	(20)

Total Earnings Available for Fixed Charges	$534	$309	$1,247	$881

Ratio of Earnings to Fixed Charges	2.51	1.98	2.02	1.89

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2010	2009	2010	2009
Fixed Charges:
Interest expense	$148	$131	$454	$392
Capitalized interest	1	2	3	7
Portion of rental expense which represents interest factor	64	23	161	68

Total Fixed Charges before preferred stock dividends pre-tax income requirements	213	156	618	467
Preferred stock dividends pre-tax income requirements	9	—	25	—

Total Combined Fixed Charges and Preferred Stock Dividends	$222	$156	$643	$467

67	Xerox 2010 Form 10-Q

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Earnings Available for Fixed Charges:
Pre-tax income	$328	$158	$638	$433
Distributed equity income of affiliated companies	—	3	17	8
Add: Fixed charges before preferred stock dividends	213	156	618	467
Less: Capitalized interest	(1)	(2)	(3)	(7)
Less: Net income-noncontrolling interests	(6)	(6)	(23)	(20)

Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$534	$309	$1,247	$881

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.41	1.98	1.94	1.89

68	Xerox 2010 Form 10-Q